Agricore United™

RECEIVED

2005 DEC 19 A 11:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 16, 2005

05013371

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Agricore United

SUPPL

Dear Sirs or Madames:

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - December 16, 2005 - (Press Release – Agricore United Acquires Mattinson Farm Services)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
DEC 20 2005
THOMSON FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

12/19

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

AGRICORE UNITED ACQUIRES MATTINSON FARM SERVICES

December 16, 2005 (Winnipeg) – Agricore United today announced it has acquired the key assets of Mattinson Farm Services Ltd. (MFS), a full service crop production business in Viking, Alberta with an expected closing date of December 23, 2005. The acquisition will enhance Agricore United's existing grain operation in the Viking area. Financial terms of the transaction were not disclosed.

"Agricore United has a very successful steel high throughput elevator in Viking that is part of the Agricore United long term grain handling network," says Ron Enns, Senior Vice President, Operations, Agricore United. "With the addition of a full service crop inputs business, we'll be able to meet all of our customers' crop production and marketing needs."

Mattinson Farm Service Ltd. offers dry bulk fertilizers, anhydrous ammonia, a full line of crop protection products and custom spraying services, a full line of bagged and bulk seed products complete with seed treatment services, and agronomic consulting services. Agricore United will be retaining key staff from MFS, with strong agronomic backgrounds and experience in grain and agro sales and services, as well as retaining the services of the vendor, Rod Mattinson.

"MFS has been a leader in the Viking marketplace, with a tradition of providing superior customer service and agronomic advice," says Enns. "That's a tradition we intend to continue under Agricore United."

Mattinson, a long time local businessman and farmer in the Viking area, says the business he and Georgina Mattinson have built over several years will benefit from its new ownership.

"We're confident in and excited about the future of agriculture and believe the sale of the crop production business to Agricore United will enable MFS customers to receive a more complete range of services in the future," says Mattinson. "We would like to thank our many customers for their past patronage and look forward to working with them through Agricore United."

Agricore United is one of Canada's leading agri-business with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information, contact:

Ron Enns
Senior Vice-President, Operations
Agricore United
Phone (204) 944-5511
renns@agricoreunited.com

Rod Mattinson
Mattinson Farm Services Ltd.
Viking, AB
Phone (780) 336-5104
rwm.mfs@telus.net